Attachment 1

As a result of, and pursuant
to, the consummation on March
24, 2005 of the business combination
transaction between Sears, Roebuck
and Co. ("Sears") and Kmart Holding
Corporation, pursuant to which Sears
became a wholly owned subsidiary of
Sears Holdings Corporation ("Holdings"), the Reporting Person's Sears securities were converted into the right to receive
Holding's securities as follows:
1. Each share of common stock was converted into the right to receive either .5 of a share of Holdings common stock or $50 in cash for each Sears share, subject to proration calculations that have not been completed ; and 2. Each common share unit was converted into.5 of a common share unit of Holdings.

The Reporting Person will file a report
on Form 4 to report the shares of Holdings common stock and common share units received as a result of the transaction once the proration calculations have been completed.